Form 10-K, Exhibit 13
period 1997-12-31
HEMASURE INC
filed 1998-03-31
CIK 919745

Exhibit 13.1


                             SELECTED FINANCIAL DATA


STATEMENT OF OPERATIONS DATA
(In thousands, except per share data)

Year Ended December 31,                                             1997           1996         1995           1994           1993
                                                                    ----           ----         ----           ----           ----
Revenues:
     Product sales                                              $  2,357        $   725    $     534       $    339       $    475
     Collaborative research and development                        -                 54          300             50             33
                                                                --------        -------     --------       --------        -------
         Total revenues                                            2,357            779          834            389            508
                                                                --------        -------     --------       --------        -------
Costs and expenses:
     Cost of products sold                                         4,158          3,785        1,073            353            471
     Cost of collaborative research and development                    -             41          283             32             21
     Research and development                                      3,577          6,128        4,061          3,249          1,671
     Selling, general and administrative                           4,964          8,069        3,881          1,584            578
     Restructuring charge                                          1,215           -           -              -              -
                                                                --------        -------     --------       --------        -------
         Total costs and expenses                                 13,914         18,023        9,298          5,218          2,741
                                                                --------        -------     --------       --------        -------
Loss from operations                                            (11,557)       (17,244)      (8,464)        (4,829)        (2,233)
Other income                                                       1,673          1,394        1,014            424          -
                                                                --------      ---------    ---------       --------       --------
Net loss from continuing operations                              (9,884)       (15,850)      (7,450)        (4,405)        (2,233)
                                                               ---------      ---------    ---------       --------       --------
Discontinued operations:
     Loss from operations of discontinued business                  -           (9,550)        -              -              -
     Loss on disposal of discontinued business                      -          (15,198)        -              -              -
                                                                --------        -------     --------       --------        -------
         Net loss                                             $  (9,884)      $(40,598)     $(7,450)       $(4,405)       $(2,233)
                                                                --------        -------     --------       --------        -------
Net loss per common share - basic and diluted:
     Net loss from continuing operations                     $    (1.22)       $ (1.96)      $(1.20)        $(0.92)          -
     Loss from operations of discontinued business                  -            (1.18)        -              -              -
     Loss on disposal of discontinued business                      -            (1.88)        -              -              -
                                                                --------        -------     --------       --------        -------
         Net loss                                            $    (1.22)       $ (5.03)      $(1.20)        $(0.92)           -
                                                                --------        -------     --------       --------        -------
Weighted average number of shares of common stock
outstanding - basic and diluted:                                   8,127          8,069        6,205          4,767           -
                                                                --------        -------     --------       --------        -------

BALANCE SHEET DATA
(In thousands)

Cash and marketable securities                                $    8,156        $16,724      $47,841        $11,704        $     -
Working capital                                                    6,071         14,844       46,905         11,261            392
Total assets                                                      10,607         20,560       50,212         13,048            983
Capital lease obligations--long term                                 289            525          286             52              -
Convertible subordinated note payable--long term                   8,687          8,687            -              -              -
Stockholders' equity (deficit)                                    (1,467)         7,929       48,002         11,949            983

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

Overview

         The Company was established in December 1993 as a wholly-owned subsidiary of Sepracor Inc. ("Sepracor"). Effective as of January 1, 1994, in exchange for 3,000,000 shares of common stock, $.01 par value, of the Company (the "Common Stock"), Sepracor transferred to the Company its technology relating to the manufacture, use and sale of medical devices for the separation and purification of blood, blood products and blood components and its membrane filter design technologies.

         In the second quarter of 1994, the Company completed the initial public offering of its Common Stock resulting in net proceeds to the Company of approximately $15 million. In September 1995, the Company completed a follow-on public offering of its Common Stock. The net proceeds from that public offering were approximately $43 million. As of January 31, 1998, Sepracor owned approximately 33% of the outstanding Common Stock of the Company.

         Substantially all of the Company's revenues through 1995 were attributable to sales of non- blood-related membrane filter products to Sepracor. Revenues from these products were $13,000 and $517,000 in 1996 and 1995, respectively. In June 1995, the Company received clearance from the United States Food and Drug Administration (the "FDA") for the LeukoNet System, a medical device designed for the removal of contaminating leukocytes from donated blood. Fiscal 1996 was the first full year of commercial sale of its LeukoNet System. In February 1998, the Company determined to discontinue manufacturing the LeukoNet System and focus on the completion of development and market introduction of its next-generation red cell filtration product. All of the Company's planned blood-related products are in the research and development stage, and certain of these products may require preclinical and clinical testing prior to submission of any regulatory application for commercial use. The Company's success will depend on development and commercial acceptance of these blood- related products and its ability to raise capital through strategic partnerships, public or private equity and/or debt financing.

         Through 1995, the Company's operations were located in facilities subleased from Sepracor for which the Company was allocated and charged a portion of Sepracor's rent and operating costs based upon the amount of space it occupied. During this period, Sepracor also provided support services, including laboratory support, data processing, accounting and finance, legal and other administrative functions. Sepracor allocated a portion of the costs of these activities to the Company based upon its pro rata usage of such services. The Company signed a long-term lease with a third party for its manufacturing, laboratory, research and office space, which took effect in February 1996. Commencing in 1996, the Company provided the necessary data processing, accounting and finance and other support services through its own employees or outside contractors engaged directly by the Company.

         In May 1996, the Company acquired (the "Denmark Acquisition") the plasma product unit of Novo Nordisk A/S, a Danish company ("Novo Nordisk"), and in January 1997, entered into a Restructuring Agreement with Novo Nordisk with respect to the indebtedness incurred by the Company in connection with the Denmark Acquisition. In February 1997, the Company determined to discontinue the development and operation of its Danish plasma business due in large part to Pharmacia & Upjohn's ("P&U") wrongful termination of the Company's planned acquisition of P&U's plasma business in Sweden. The Company recorded a one-time charge as a result of its exit from the plasma business of $15,200,000 in 1996. See "-- Discontinued Business" and "-- Liquidity and Capital Resources."

Results of Continuing Operations

         Revenues were $2,357,000 in 1997, $779,000 in 1996 and $834,000 in
1995. All of the Company's revenues in 1997 were from the sale of the LeukoNet System. Revenues from product sales to Sepracor, a related party, as a percentage of total revenues were 2% in 1996 and 57% in 1995 and represent the sale of membrane filter products. Product sales to Sepracor were recorded at prices based on a pricing agreement between the Company and Sepracor. Under this pricing agreement, product sales to Sepracor for Sepracor's use were at cost while product sales to Sepracor for subsequent sale or lease to third parties were at cost plus a 25% margin. Revenues in 1996 include $54,000 related to the Company's Phase II SBIR program with the United States Department of the Army. In 1997, 1996 and 1995, one customer represented 86%, 83% and 36% of total revenues, respectively.

         The cost of products sold was $4,158,000 in 1997, $3,785,000 in 1996 and $1,073,000 in 1995. Cost of products sold exceeded product sales in all periods due to the start-up costs of new product introduction and the high costs associated with low volume production, particularly in 1996, the first full year of production of its LeukoNet System. Cost of products sold in 1997 includes a charge of approximately $800,000 related to the Company's determination to discontinue manufacturing the LeukoNet System and to focus exclusively on its next-generation red cell filter.

         The cost of collaborative research and development was $41,000 in 1996 and $283,000 in 1995. The decrease in 1996 over 1995 reflects the completion in the first quarter of 1996 of the Company's obligations under Phase II of the SBIR program.

         Research and development expenses were $3,577,000 in 1997, $6,128,000 in 1996 and $4,061,000 in 1995. The decrease in 1997 is primarily attributable to a decrease in expenses associated with the Company's SteriPath

Blood Pathogen Inactivation System which program was discontinued in May 1997. The increase in 1996 over the amounts expended in 1995 is primarily attributable to a higher level of spending associated with development of the Company's SteriPath Blood Pathogen Inactivation System and preparation for commercialization of the Company's LeukoNet System.

         Selling, general and administrative expenses were $4,964,000 in 1997, $8,069,000 in 1996 and $3,881,000 in 1995. The 1996 expense includes expenses for personnel, consultants and travel in connection with the Company's efforts to expand into other blood-related businesses and a one-time charge of approximately $1,500,000 in connection with the Company's efforts to acquire P&U's plasma business. See "--Discontinued Business." These costs did not recur in 1997 and are the primary reason for the decrease in 1997 from 1996. The increase in 1996 over 1995 is primarily attributable to expenses associated with preparation for commercialization of the LeukoNet System, increased costs related to the hiring of management with specific industry experience and administrative costs associated with being a public company. Sales and marketing costs may increase in future periods from current levels as the Company continues its efforts to market and launch sales of its blood filtration products.

         In April 1997, the Company determined to focus management resources on its core business of blood filtration technologies, consistent with its earlier decision to exit the plasma business. In connection therewith, four officers were relieved of their duties. The Company incurred a one-time restructuring charge of $1,215,000 in 1997 for severance and related charges in connection with this action. At December 31, 1997 there was a balance of $437,000 remaining to be paid related to this charge.

         Interest income in 1997, 1996 and 1995 primarily represents interest earned on available cash and marketable securities balances during those periods.

         The increase in interest expense in 1997 compared to 1996 and 1995 is primarily attributable to a convertible subordinated note payable that was not in existence during either 1996 or 1995.

         In September 1997, the Company reached an out-of-court settlement with P&U arising out of the alleged breach by P&U of an agreement to sell to the Company P&U's plasma pharmaceutical business located in Stockholm, Sweden. The terms of settlement included a cash payment to the Company and the granting of an option to P&U to license, on a non-exclusive basis, certain intellectual property held by the Company and its subsidiaries relating to plasma fractionation. The cash payment was recognized as other income in 1997 and represents the majority of the amount in other income for that year.

Discontinued Business

         In May 1996, the Company consummated the Denmark Acquisition. The purchase price for the transaction was comprised of a combination of Promissory Notes, Convertible Subordinated Notes (which would convert to common stock of the Company or a subsidiary of the Company) and additional consideration payable in 1998 in cash or Common Stock, at the option of the Company, which would not be paid in certain events.

         The loss from operations of discontinued business of $9,550,000 reflects the loss from the date of the acquisition through December 31, 1996. During this eight-month period, this business recorded revenues from the sale of plasma products of $8,200,000 and cost of products sold of $13,400,000. The cost of products sold includes a reserve for the write-down of inventories to the lower of cost or market of approximately $2,500,000 and loss on the sale of raw materials inventories of approximately $800,000. Operating costs of this business during this period were approximately $4,000,000.

         In January 1997, the Company and Novo Nordisk entered into a Restructuring Agreement of the debt related to the Denmark Acquisition. Pursuant to the Restructuring Agreement, approximately $23,000,000 of indebtedness owed to Novo Nordisk was restructured by way of issuance by the Company to Novo Nordisk of a 12% convertible subordinated promissory note in the principal amount of $11,700,000, which was due and payable on December 31, 2001, with interest payable quarterly (provided that up to $3,000,000 would be forgiven in certain circumstances). Approximately $8,500,000 of the reduction of such indebtedness was forgiven. The remainder of the reduction represented a net amount due from Novo Nordisk to the Company related to various service arrangements between the two companies.

         On February 20, 1997, the Company's Board of Directors voted to discontinue the development and operation of its Danish plasma business due in large part to P&U's wrongful termination of the Company's planned acquisition of P&U's plasma business in Sweden, which was part of the Company's initial strategy to enter the plasma business, as well as other factors. In connection with this determination, the Company recorded a one-time charge of $15,200,000 in 1996 as a result of its exit from the plasma business. The loss reflected management's assessment of the most probable outcome from this decision, is net of the $8,500,000 forgiveness of indebtedness and assumed the $3,000,000 forgiveness contingency. In December 1997, the Company notified the holder of the note of its intent to convert in January 1998, $8,687,000 of debt, which it believes was the entire amount outstanding as of the date of conversion. On January 6, 1998, the Company converted the note, pursuant to its terms, into shares of Common Stock at a conversion price of $10.50 per share, or 827,375 shares. The holder of the note has contested the conversion of the note, including the forgiveness of the $3,000,000 amount. The Company believes that such claims are without merit.

New Accounting Standards

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 requires the reporting and display, in a full set of general purpose financial statements, of all items that are required to be recognized under accounting standards as components of comprehensive income. SFAS 130 is effective for statements issued for periods beginning after December 15, 1997 and reclassification of financial statements for earlier periods for comparative purposes is required. Management believes that the adoption of SFAS 130 will not have a material impact on the Company's financial statements.

Litigation

         The Company is a defendant in two lawsuits brought by Pall Corporation ("Pall"). In complaints filed in February 1996 and November 1996, Pall alleged that the Company's manufacture, use and/or sale of the LeukoNet product infringes upon three patents held by Pall.

         On October 14, 1996, in connection with the first action concerning U.S. Patent No. 5,451,321 (the "'321 patent"), the Company filed a motion for summary judgment of noninfringement. Pall filed a cross motion for summary judgment of infringement at the same time.

         In October 1997, the Eastern District of New York granted in part Pall's summary judgment motion relating to the '321 patent. The Company has agreed to terminate the manufacture, use, sale and offer for sale of the filter subject to the court's order. The court has not yet ruled on the validity of Pall's '321 patent claims, which the Company has asserted are invalid and unenforceable. No date has been set for the proceeding to determine the validity and enforceability of Pall's '321 patent claims.

         With respect to the second action concerning U.S. Patent Nos. 4,340,479 (the "'479 patent") and 4,952,572 (the "'572 patent"), the Company has answered the complaint stating that it does not infringe any claim of the asserted patents. Further, the Company has counterclaimed for declaratory judgment of invalidity, noninfringement and unenforceability of the '572 patent, and a declaratory judgment of noninfringement of the '479 patent, as a result of a license. Pall has attempted to withdraw the '479 patent from the second action.

         The Company believes, based on advice of its patent counsel, that a properly informed court should conclude that the manufacture, use and/or sale by the Company or its customers of the present LeukoNet product does not infringe any valid enforceable claim of the three asserted Pall patents. However, there can be no assurance that the Company will prevail in the pending litigations, and an adverse outcome in a patent infringement action could have a material adverse effect on the Company's financial condition and future business and operations.

         On November 1, 1996, the Company filed a complaint in the Supreme Court, State of New York, County of New York, against P&U. In its complaint, the Company sought damages arising out of the alleged breach by P&U of an agreement to sell to the Company P&U's plasma pharmaceutical business located in Stockholm, Sweden. In September 1997, the Company reached an out-of-court settlement with P&U. The terms of settlement included a cash payment to the Company and the granting of an option to P&U to license, on a non-exclusive basis, certain intellectual property held by the Company and its subsidiaries relating to plasma fractionation. The cash payment was recognized as other income in 1997.

Liquidity and Capital Resources

         The net decrease in cash and cash equivalents in 1997 was $4,081,000. This net decrease is attributable to net cash used in operating activities of $8,391,000 offset in part by net cash provided by investing activities of $4,265,000.

         Net cash used in operating activities is primarily attributable to the net loss of $9,884,000, an increase in accounts receivable of $153,000 and a reduction in accounts payable of $736,000 offset in part by a decrease in inventories of $218,000, impairment of assets of $475,000 in conjunction with the determination to discontinue manufacture of the LeukoNet System, depreciation and amortization of $859,000, an increase in accrued expenses of $273,000, and the receipt of $500,000 related to the net assets of discontinued business. Net cash provided from investing activities relates to available-for-sale marketable securities investing activities of $4,483,000 offset in part by additions to property and equipment of $220,000.

         The Company believes, based on its current operating plan, that, in addition to its available cash balances, it will need additional financing in order to fund the Company's operations beyond the first half of 1998. Possible sources of capital include strategic partnerships, public or private equity and/or debt financing, all of which the Company is pursuing. No assurance can be given, however, that the Company will be able to obtain additional financing on terms acceptable to the Company, if at all.

         In January 1997, the Company entered into the Restructuring Agreement with respect to the indebtedness incurred by the Company in connection with the Denmark Acquisition. Pursuant to the Restructuring Agreement, approximately $23,000,000 of indebtedness owed to Novo Nordisk was restructured by way of issuance by the Company to Novo Nordisk of a 12% convertible subordinated promissory note in the principal amount of approximately $11,700,000, which was due and payable on December 31, 2001, with interest payable quarterly (provided that up to approximately $3,000,000 would be forgiven in certain circumstances). Approximately $8,500,000 of the reduction of such indebtedness was forgiven; such forgiveness is reflected in the 1996 Statement of Operations as a reduction of the loss on disposal of the discontinued plasma business. The remainder of the reduction represented a net amount due from Novo Nordisk to the Company related to various service arrangements between the two companies. The amount included in the balance sheet at December 31, 1997 and 1996 includes the effect of the Restructuring Agreement net of the $3,000,000 contingency amount to reflect the most probable result of the Company's decision to exit the plasma business. All amounts outstanding under such note were convertible by either party, commencing January 1998, into shares of Common Stock at a conversion price equal to $10.50 per share. In December 1997, the Company notified the holder of the note of its intent to convert in January 1998, $8,687,000 of debt, which it believes was the entire amount outstanding as of the date of conversion. On January 6, 1998, the Company converted the note, pursuant to its terms, into shares of Common Stock at a conversion price of $10.50 per share, or 827,375 shares. The holder of the note has contested the conversion of the note, including the forgiveness of the $3,000,000 amount. The Company believes that such claims are without merit.

         In March 1997, the Company exercised its right, under the lease arrangement of its Marlborough, Massachusetts facility, to have a portion of its leasehold improvements financed and received $140,000 in connection with this arrangement. This amount will be repaid in 60 equal monthly installments at a rate of 12% per annum. As of December 31, 1997, there was a balance of $109,000 remaining to be paid on this note.

         In April 1997, the Company determined to focus management resources on its core business of blood filtration technologies, consistent with its earlier decision to exit the plasma business. In connection therewith, four officers were relieved of their duties. In connection therewith, the Company incurred a one-time charge of $1,215,000 in 1997 related to these actions. At December 31, 1997 there was a balance of $437,000 remaining to be paid related to this charge.

         In June 1994, the Company executed an agreement with a third party to license certain technology. Pursuant to the terms of the agreement, the Company committed to paying license and consulting fees of $1,200,000 payable in four equal annual installments, and royalties for commercial sales of any product incorporating this technology. As of December 31, 1997, all license and consulting fees pursuant to that agreement have been paid and charged to expense.

         In 1994, in collaboration with Sepracor and certain of its other subsidiaries, the Company executed an equipment leasing arrangement that provided for a total of $2,000,000 to Sepracor and certain of its other subsidiaries for purposes of financing capital equipment. Under certain circumstances, Sepracor is the guarantor of any amounts outstanding under this financing arrangement. In October 1996, the Company executed a replacement leasing arrangement for the benefit of the Company only with the same leasing company providing $1,100,000 of equipment lease financing. This arrangement terminated in March 1997. All amounts outstanding under the 1994 leasing facility are being repaid under the original terms of that leasing arrangement. There was $556,000 outstanding under all leasing arrangements as of December 31, 1997.

Future Operating Results

         Certain of the information contained in this Annual Report, including information with respect to the development and commercialization of the Company's products under development and the Company's other plans and strategy for its business, consists of forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

         The Company believes that the performance of its blood-related products will be competitive with products sold by other vendors of blood filtration and transfusion products and may encounter intense competition in the sale of such products from biotechnology, pharmaceutical and hospital supply companies. In the Leukoreduction field, several of the Company's competitors have substantially greater resources, manufacturing and marketing capabilities, research and production staffs, and production facilities than the Company. Moreover, some of the Company's competitors are significantly larger than the Company, have greater experience in preclinical testing, human clinical trials and other regulatory approval procedures. In addition, many of the Company's competitors have access to greater capital and other resources, may have management personnel with more experience than that of the Company and may have other advantages over the Company in conducting certain businesses and providing certain services. There can be no assurance that the Company will be able to compete effectively against such companies. Pall, a principal competitor of the Company, has filed two complaints against the Company alleging that the manufacture, use and sale of the Company's LeukoNet System infringes certain patents held by Pall.

         The customers for the Company's potential products are a limited number of national and regional blood centers, which collect, store and distribute blood and blood products. In the United States, the American Red Cross collects and distributes approximately 45% of the nation's supply of blood products. Other major blood centers include the New York Blood Center, Blood Centers of America and United Blood Services, each of which distributes 6% to 12% of the nation's supply of blood and blood products. In Europe, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nation's blood and blood products supply. The Company's principal competitors have long-standing and, in some cases, exclusive relationships (including long-term supply contracts) with these blood centers and there can be no assurance that the Company will be successful in marketing its products to these centers.

         In June 1995, the Company received clearance from the FDA for the LeukoNet System. Fiscal 1996 was the first full year of production of the LeukoNet System and all of the Company's revenues in 1997 were from such product. In February 1998, the Company determined to discontinue manufacturing the LeukoNet System and focus on the completion of development and market introduction of its next-generation red cell filtration product. There can be no assurance however that the Company will successfully complete the development and commercialization of this product, or that such product will be accepted by potential customers in the marketplace.

         All of the Company's planned blood filtration and transfusion products are in the research and development stage. The Company will be required to conduct significant research, development, testing and regulatory compliance activities on these products that, together with anticipated general and administrative expenses, are expected to result in substantial losses through 1998. The Company's ability to achieve a profitable level of operations will depend on successfully completing development, obtaining regulatory approvals and achieving market acceptance of its blood-related products.

         Some or all of the Company's blood filtration and transfusion products may require preclinical and clinical testing prior to submission of any regulatory application for commercial use. The Company expects to receive regulatory approval for its next-generation red cell filter before the end of 1998. The Company does not expect regulatory approval for commercial sale in the United States of any of its other planned products before the end of 1998.

         Until relatively recently, computer designs that used microprocessors had consistently abbreviated dates by eliminating the first two digits of the year under the assumption that these two digits would always be 19. As the year 2000 approaches, such systems will be unable to accurately process certain date-based information. This problem is commonly referred to as "the Year 2000 Issue." Management is in the process of assessing the implications of the Year 2000 Issue on its information and other systems, and those of its vendors and other relationships. The Company currently believes that with modifications to existing software and/or conversions to new software, the Year 2000 Issue will not have a significant adverse effect on its information and other systems or on its business, nor will it result in a significant commitment of resources to resolve potential problems associated with this event.

         The Company believes, based on its current operating plan, that, in addition to its available cash balances, it will need additional financing in order to fund the Company's operations beyond the first half of 1998. Possible sources of capital include strategic partnerships, public or private equity and/or debt financing, all of which the Company is pursuing. No assurance can be given, however, that the Company will be able to obtain additional financing on terms acceptable to the Company, if at all. Should the Company fail to obtain any such financing, or to obtain such financing on terms favorable to the Company, the Company may be unable to continue or complete the development of its proposed products and/or market such products successfully, or to continue its current operations as presently conducted, if at all. The Company's cash requirements may vary materially from those now planned because of factors such as successful development of products, results of product testing, approval process at the FDA and similar foreign agencies, commercial acceptance of its products, patent developments and the introduction of competitive products.

         Because of the foregoing factors, past financial results should not be relied upon as an indication of future performance. The Company believes that period-to-period comparisons of its financial results to date are not necessarily meaningful and expects that its results of operations may fluctuate from period to period in the future. See "-- Overview."

Report of Independent Accountants

To the Board of Directors and Stockholders of HemaSure Inc.

         We have audited the accompanying consolidated balance sheets of HemaSure Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HemaSure Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has suffered recurring losses from operations and has a stockholders' deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                 /s/ COOPERS & LYBRAND L.L.P.



Boston, Massachusetts
February 4, 1998

HemaSure Inc.
Consolidated Balance Sheets

December 31,
(In thousands, except par value amounts)

ASSETS                                                                                    1997                  1996
                                                                                          ----                  ----
Current assets:
Cash and cash equivalents (Note C)                                                    $  1,274               $ 5,355
Marketable securities (Note C)                                                           6,882                11,369
Accounts receivable (Note E)                                                               436                   283
Inventories (Note F)                                                                       158                   376
Net assets of discontinued business (Note B)                                                 -                   500
Prepaid expenses and other current assets                                                  347                   380
                                                                                      --------               -------

Total current assets                                                                     9,097                18,263
Property and equipment, net (Note G)                                                     1,478                 2,245
Other assets                                                                                32                    52
                                                                                      --------               -------

Total assets                                                                         $  10,607              $ 20,560
                                                                                     =========              ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable                                                                   $       876              $  1,612
Accrued expenses (Note H)                                                                1,846                 1,573
     Current portion of note payable                                                        37                     -
Current portion of capital lease obligations (Note H)                                      267                   234
                                                                                     ---------                ------

Total current liabilities                                                                3,026                 3,419
Capital lease obligations (Note H)                                                         289                   525
Note payable                                                                                72                     -
Convertible subordinated note payable (Note I)                                           8,687                 8,687
                                                                                      --------                ------

Total liabilities                                                                       12,074                12,631
                                                                                       -------                ------
Commitments and contingencies (Notes H and I)
Stockholders' equity (deficit): (Note K)
Preferred stock, $0.01 par value, 1,000 shares
  authorized, none issued and outstanding in 1997 and 1996
Common stock, $0.01 par value, authorized 20,000 shares
  in 1997 and 1996, issued and outstanding 8,164 shares
       in 1997 and 8,098 shares in 1996                                                     82                    81
Additional paid-in capital                                                              60,878                60,702
Unearned compensation                                                                      (89)                 (398)
Unrealized holding loss of available-for-sale marketable securities                         (1)                   (3)
Accumulated deficit                                                                    (62,337)              (52,453)
                                                                                       --------              --------
Total stockholders' equity (deficit)                                                    (1,467)                7,929
                                                                                       --------              -------

Total liabilities and stockholders' equity (deficit)                                   $10,607               $20,560
                                                                                       =======               =======

The accompanying notes are an integral part of the financial statements.

HemaSure Inc.
Consolidated Statements of Operations


Year Ended December 31,
(In thousands, except per share amounts)                                      1997               1996              1995
                                                                              ----               ----              ----
Revenues:
Product sales                                                             $  2,357            $   712           $    20
Product sales to related parties (Note C)                                        -                 13               514
Collaborative research and development (Note C)                                  -                 54               300
                                                                         ---------            -------            ------
Total revenues                                                               2,357                779               834
                                                                         ---------          ---------          --------
Costs and expenses:
Cost of products sold                                                        4,158              3,772               662
Cost of products sold to related parties (Note C)                                -                 13               411
Cost of collaborative research and development                                   -                 41               283
Research and development                                                     3,577              6,128             4,061
Selling, general and administrative                                          4,964              8,069             3,881
     Restructuring charge                                                    1,215              -                 -
                                                                         ---------          ---------          --------
Total costs and expenses                                                    13,914             18,023             9,298
                                                                         ---------          ---------          --------
Loss from operations                                                       (11,557)           (17,244)           (8,464)
Other income (expense):
     Interest income                                                           577              1,679             1,052
     Interest expense                                                       (1,401)              (105)              (38)
     Other income (expense)                                                  2,497               (180)             -
                                                                         ---------          ---------          --------
Net loss from continuing operations                                         (9,884)           (15,850)           (7,450)
                                                                         ---------          ---------          --------
Discontinued operations: (Note B)
Loss from operations of discontinued business                                -                 (9,550)            -
Loss on disposal of discontinued business                                    -                (15,198)            -
                                                                         ---------          ---------          --------
Net loss                                                                 $  (9,884)          $(40,598)          $(7,450)
                                                                         =========          =========          ========
Net loss per share - basic and diluted:
Net loss from continuing operations                                      $   (1.22)          $ (1.96)          $  (1.20)
Loss from operations of discontinued business                                 -                (1.18)                 -
Loss on disposal of discontinued business                                     -                (1.88)                 -
                                                                         ---------          ---------          --------
Net loss                                                                 $  (1.22)          $  (5.03)          $  (1.20)
                                                                         =========          =========          ========
     Weighted average number of shares of common stock
     outstanding - basic and diluted                                        8,127              8,069              6,205



The accompanying notes are an integral part of the financial statements.

HemaSure Inc.
Consolidated Statements of Stockholders' Equity (Deficit)

     Year ended
     December 31, 1997, 1996
     and 1995 (In thousands)


                                          Common                   Additional
                                          Stock                     Paid-in        Unearned                     Accumulated
                                          Shares       Amount        Capital     Compensation      Other          Deficit
                                         --------      ------       ---------    ------------      -----         ---------
BALANCE AT DECEMBER 31, 1994                   5,501   $      55        $17,093     $     (794)             -    $    (4,405)

Issuance of common stock to
   employees under stock plans                    30                         95

Unearned compensation amortization                                                          199

Issuance of common stock in follow-on
   offering (net of expenses totaling
   $3,041)                                     2,500          25         43,184

Net loss                                                                                                              (7,450)
                                            --------   ---------        --------     ----------    ----------     -----------

BALANCE AT DECEMBER 31, 1995                   8,031          80         60,372           (595)                      (11,855)

Issuance of common stock to employees
   under stock plans                              67           1            330

Unearned compensation amortization                                                          197

Other                                                                                               $     (3)

Net loss                                                                                                             (40,598)
                                            --------   ---------        --------     ----------    ----------     -----------

BALANCE AT DECEMBER 31, 1996                   8,098          81         60,702           (398)           (3)        (52,453)

Issuance of common stock to employees
   under stock plans                              66           1            176

Unearned compensation amortization                                                          309

Other                                                                                                       2

Net loss                                                                                                              (9,884)
                                            --------   ---------        --------     ----------    ----------     -----------
                                               8,164   $      82        $60,878      $     (89)    $      (1)     $  (62,337)
                                            ========   =========        ========     ==========    ==========     ===========
BALANCE AT DECEMBER 31, 1997


                                                          Total
                                          Common      Stockholders'
                                          Stock          Equity
                                          Shares        (Deficit)
                                         --------       ---------

BALANCE AT DECEMBER 31, 1994                   5,501     $    11,949

Issuance of common stock to
   employees under stock plans                    30              95

Unearned compensation amortization                               199

Issuance of common stock in follow-on
   offering (net of expenses totaling
   $3,041)                                     2,500          43,209

Net loss                                                     (7,450)
                                            --------     -----------

BALANCE AT DECEMBER 31, 1995                   8,031          48,002

Issuance of common stock to employees
   under stock plans                              67             331

Unearned compensation amortization                               197

Other                                                            (3)

Net loss                                                    (40,598)
                                            --------     -----------

BALANCE AT DECEMBER 31, 1996                   8,098           7,929

Issuance of common stock to employees
   under stock plans                              66             177

Unearned compensation amortization                               309

Other                                                              2

Net loss                                                     (9,884)
                                            --------     -----------
BALANCE AT DECEMBER 31, 1997                   8,164     $   (1,467)
                                            ========     ===========


The accompanying notes are an integral part of the financial statements.

HemaSure Inc.
Consolidated Statements of Cash Flows
Year ended December 31,
(In thousands)

                                                                             1997                1996                  1995
                                                                             ----                ----                  ----
Cash flows from operating activities:
Net loss                                                                $ (9,884)            $(40,598)              $(7,450)
Adjustments to reconcile net loss to net
cash used in operating activities:
Discontinued business                                                           -              24,748                     -
          Impairment of assets                                                475                   -                     -
Depreciation and amortization                                                 859                 819                   468
Accretion of marketable securities discount                                     4                 (24)                 (173)
Loss on disposal of equipment                                                   -                 176                     -
Changes in operating assets and liabilities:
Net assets of discontinued business                                           500                (500)                    -
Accounts receivable                                                         (153)                (201)                  (72)
Inventories                                                                   218                 380                  (434)
Prepaid expenses                                                               33                (174)                   66
Accounts payable                                                            (736)                 317                   591
          Accrued expenses                                                    273               1,051                   200
(Increase) decrease in other assets                                            20                  45                   (18)
                                                                        ---------            ---------              -------
Net cash used in continuing operations                                    (8,391)             (13,961)               (6,822)
Net cash used in discontinued business                                      -                 (11,969)                 -
                                                                        ---------            ---------              -------
Net cash used in operating activities                                     (8,391)             (25,930)               (6,822)
                                                                        ---------            ---------              -------
Cash flows from investing activities:
Purchases of marketable securities                                       (99,752)            (219,933)              (28,140)
Maturities of marketable securities                                       104,235             233,401                 3,500
Acquisition of business net of cash acquired                                    -              (4,092)                    -
     Unrealized holding loss of available for sale
     marketable securities                                                      2                  (3)                    -
Additions to property and equipment                                         (220)              (1,213)                 (516)
                                                                        ---------            ---------              -------

Net cash provided by (used in) investing activities                         4,265               8,160               (25,156)
                                                                        ---------            ---------              -------
Cash flows from financing activities:
Net proceeds from issuance of common stock                                    177                 331                43,304
     Borrowing from notes payable arrangements                                140                   -                     -
Repayment of notes payable                                                   (31)                   -                     -
Repayments of capital lease obligations                                     (241)                (178)                  (58)
                                                                        ---------            ---------              -------

Net cash provided by financing activities                                      45                 153                43,246
                                                                        ---------            ---------              -------

Net (decrease) increase in cash and cash equivalents                      (4,081)             (17,617)               11,268
Cash and cash equivalents at beginning of period                            5,355              22,972                11,704
                                                                        ---------            ---------              -------

Cash and cash equivalents at end of period                              $ 1,274              $  5,355               $22,972
                                                                        =========            ========               =======

Supplemental schedule of cash flow information:
Cash paid during the year for interest                                    $ 1,072            $     87               $    38

Noncash investing and financing activities:
Acquisition of fixed assets financed by capital leases                    $    38            $   544                $   378
Reconciliation of assets acquired and liabilities assumed:
Fair value of assets acquired                                                                $ 27,092
Liabilities assumed                                                                            23,000
                                                                                             --------
Cash paid for acquisition                                                                    $  4,092


The accompanying notes are an integral part of the financial statements.

HemaSure Inc.
Notes to Consolidated Financial Statements

A.   The Company

Nature of the Business

     HemaSure Inc. (the "Company") is utilizing its proprietary filtration technologies to develop products to increase the safety of donated blood and to improve certain blood transfusion procedures. The Company's currently-marketed blood filtration products are designed for use by blood centers and hospital blood banks worldwide. From the Company's inception through the first quarter of fiscal 1996, HemaSure has sold non-blood related filter products primarily to Sepracor Inc. ("Sepracor"), a related party, for use in chemical processing applications. Subsequently and throughout 1997, the Company's revenue was derived from the commercial sales of its LeukoNet System, a medical device designed for the removal of contaminating leukocytes from donated blood. In February 1998, the Company determined to discontinue manufacturing the LeukoNet System and focus on the completion of development and market introduction of its next- generation red cell filtration product. The Company's collaborative research and development efforts in 1995 and 1996 were with the United States Department of the Army for blood filtration-related practices.

     The Company is subject to risks common to companies in the medical technology industry, including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with regulations of the United States Food and Drug Administration and similar foreign regulatory authorities and agencies.

     Since its inception, the Company has suffered recurring losses from operations, accumulated deficits and at December 31, 1997 had a net capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. The ultimate success of the Company is dependent upon its ability to raise capital through strategic partnerships, public or private equity and/or debt financing and the proposed introduction of a new product into the market. However, the Company's capital requirements may change depending upon numerous factors, including compliance with regulatory requirements, the time necessary to commercialize the Company's proposed new product and the demand for the Company's proposed product. No assurance can be given that the Company will be able to obtain additional financing on terms acceptable to the Company, if at all, or that the Company will successfully develop or effect the new product introduction into the market. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     In view of the Company's current financial condition, the Company plans to manage aggressively its working capital and expenses while pursuing product sales opportunities, as well as strategic or other business relationships.

     Certain prior year amounts have been reclassified to be consistent with the current year presentation.

B.   Discontinued Business

     In May 1996, the Company acquired the plasma product unit of Novo Nordisk A/S, a Denmark corporation ("Novo Nordisk"), through its Danish subsidiary, HemaSure A/S (the "Denmark Acquisition"). The purchase price for the transaction was comprised of a combination of Promissory Notes, Convertible Subordinated Notes (which would convert to common stock of the Company or a subsidiary of the Company) and additional consideration payable in 1998 in cash or stock, at the option of the Company, which would not be paid in certain events. The acquisition was accounted for under the purchase method of accounting. Results of operations performed for the Denmark Acquisition have not been presented because the subsequent decision to discontinue the business (as described below) eliminates any comparable continuing impact on the Company's financial statements.

     The loss from operations of discontinued business of $9,550,000 in 1996 reflects the loss from the date of the acquisition. During this eight-month period, this business recorded revenues from the sale of plasma products of $8,200,000 and cost of products sold of $13,400,000. The cost of products sold includes a reserve for the write-down of inventories to the lower of cost or market of approximately $2,500,000 and loss on the sale of raw materials inventories of approximately $800,000. Operating costs of this business during this period were approximately $4,000,000.

     In January 1997, the Company and Novo Nordisk entered into a Restructuring Agreement of the debt related to the Denmark Acquisition. Pursuant to the Restructuring Agreement, approximately $23,000,000 of indebtedness owed to Novo Nordisk was restructured by way of issuance by the Company to Novo Nordisk of a 12% convertible subordinated promissory note in the principal amount of approximately $11,700,000, which was due and payable on December 31, 2001, with interest payable quarterly (provided that up to approximately $3,000,000 would be forgiven in certain circumstances). Approximately $8,500,000 of the reduction of such indebtedness was forgiven; such forgiveness was reflected in the 1996 Statement of Operations as a reduction of the loss on disposal of the discontinued plasma business. The remainder of the reduction represented a net amount due from Novo Nordisk to the Company related to various service arrangements between the two companies. See Note I (Convertible Subordinated Note Payable) below.

     On February 20, 1997, the Company's Board of Directors voted to discontinue the development and operation of its Danish plasma business due in large part to Pharmacia & Upjohn's ("P&U") wrongful termination of the Company's planned acquisition of P&U's plasma business in Sweden, which was part of the Company's initial strategy to enter the plasma business, as well as other factors. In connection with its exit from the plasma business, the Company recorded a one-time charge of $15,200,000 in 1996. The loss reflected management's assessment of the most probable outcome from this decision and is net of the $8,500,000 forgiveness of indebtedness and assumed the $3,000,000 forgiveness contingency.

     In April 1997, the Company determined to focus management resources on its core business of blood filtration technologies, consistent with its earlier decision to exit the plasma business. In connection therewith, four officers were relieved of their duties. The Company incurred a one-time restructuring charge of $1,215,000 in 1997 for severance and related charges in connection with this determination. At December 31, 1997 there was a balance of $437,000 remaining to be paid related to this charge.

C.   Summary of Significant Accounting Policies

Cash and Cash Equivalents

     The Company considers all demand deposits, money market instruments and repurchase agreements to be cash and cash equivalents. Cash equivalents of $1,025,000 and $5,407,000 at December 31, 1997 and 1996, respectively, consist of repurchase agreements with a commercial bank and money market instruments with a financial management institution. The carrying amount approximates fair value because of the short maturity of those instruments.

Marketable Securities

     Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase. At December 31, 1997 and 1996, all marketable securities have been classified as available for sale and are carried at fair value, with the unrealized gains and losses, if any, reported as a separate component of stockholders' equity.

     The amortized cost of debt securities classified as available for sale is adjusted for accretion of discounts to maturity. Such accretion is included in interest income. Realized gains and losses are included in other income or expense. The cost of securities sold is based on the specific identification method.

     The following is a summary of the fair value of available for sale marketable securities at December 31:


                                           1997                     1996
                                           ----                     ----

U.S. Government Agency Obligations      $6,882,000              $11,369,000

     The unrealized holding loss of available for sale marketable securities approximated $1,200 as of December 31, 1997 and $2,600 as of December 31, 1996.

     All debt securities available for sale at December 31, 1997 and 1996 are due in three months or less.

     The Company's policy is to diversify the investment portfolio to reduce risk to principal from credit and investment sector risk. At December 31, 1997 and 1996, investments were placed with a variety of high credit quality financial institutions or other issuers.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

     Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to 10 years.

Revenue Recognition

     Revenues from product sales are recognized when goods are shipped. Revenues for research and development contracts are recorded under the percentage of completion method wherein costs and estimated gross margin are recorded as revenue as the work is performed.

Product Sales to Related Parties

     Revenues for product sales to Sepracor are recorded at prices based on a pricing agreement between the Company and Sepracor. Under this agreement, product sales to Sepracor for Sepracor's use are at cost while product sales to Sepracor for subsequent sale or lease to third parties are at cost plus a 25% margin. Revenues for product sales to Sepracor subsidiaries are recorded at prices that reflect transactions made on an arm's length basis.

Research and Development

      Research and development costs are expensed in the year incurred.

Net Loss Per Share

     Net loss per common share is based on the weighted average number of shares of common stock outstanding during each period. Common share equivalents have not been included because the effect would be antidilutive. The common share equivalents of the Company consist of stock options (see Note K) and a convertible subordinated note payable (see Note I).

     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which was effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 established standards for computing and presenting earnings per share ("EPS"). This statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings Per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. This statement requires restatement of all prior period EPS data presented. The Company adopted SFAS 128 in December of 1997, which did not have a significant effect on its financial statements for the current or prior periods.

Income Taxes

     Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities reflect the estimated future tax consequences attributable to tax benefit carryforwards and to "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized.

     Net operating losses of the Company incurred while operating as a division of Sepracor are not available for carryforward because the Company's results for those periods were included in the tax returns of Sepracor. Additionally, based upon the Internal Revenue Code and changes in company ownership, utilization of the Company's net operating loss may be subject to an annual limitation.

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1997 and 1996 and the reported amounts of revenues and expenses during the years ended December 31, 1997, 1996 and 1995. Actual results could differ from those estimates.

Other

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). SFAS 130 requires the reporting and display, in a full set of general purpose financial statements, of all items that are required to be recognized under accounting standards as components of comprehensive income. SFAS 130 is effective for statements issued for periods beginning after December 15, 1997 and reclassification of financial statements for earlier periods for comparative purposes is required. Management believes that the adoption of SFAS 130 will not have a material impact on the Company's financial statements.

D.    Allocations from and Agreements with Sepracor

     The Company was formerly a wholly-owned subsidiary of Sepracor. As of January 31, 1998, Sepracor owned 33% of the common stock, $.01 par value, of the Company ("Common Stock"). Since the Company's inception through December 31, 1995, all facilities and support services of the Company, including administrative support, were provided by Sepracor. For these facilities and services, the Company was charged $771,000 for 1995. These charges represent an allocation of the Company's proportionate share of Sepracor's overhead costs using formulas developed by management based upon the Company's use of such facilities and services. All costs incurred by the Company prior to the Company's initial public offering in April 1994, including payroll costs, were paid by Sepracor on behalf of the Company.

     Under a Corporate Services Agreement, effective from January 1, 1994 through December 31, 1995, the Company received certain basic support services from Sepracor in exchange for a fixed monthly payment, adjusted annually. The Company recorded an expense of $244,000 for these services in 1995. These basic services included laboratory support as well as assistance with certain administrative services, including recruiting and benefits administration, purchasing, data processing, risk management, corporate communications, patents and legal, accounting, finance and treasury activities. Effective in 1996, the Company provided these services through its own employees or outside contractors engaged directly by the Company.

     Under Sublease Agreements, the Company leased certain laboratory, research and office space from Sepracor through 1995 in exchange for fixed monthly rent payments which increased at various dates and which approximate the Company's proportionate share of Sepracor's cost of providing the facilities including building maintenance, cleaning, and certain utilities and other operating costs. The Company signed a long-term lease with a third party for its manufacturing, laboratory, research and office space in February 1996 (see Note H below).

     Under a Technology Transfer and License Agreement, Sepracor transferred to the Company all technology owned or controlled by Sepracor, including trade secrets, patents and patent applications, that relates to and is used in researching, developing or manufacturing products in the Company Field as defined in the agreement. Further, Sepracor had granted an exclusive license to the Company for any improvements to the transferred technology, which were developed, or otherwise acquired, by Sepracor during the period beginning on the date of the Technology Transfer and License Agreement and terminating on the earlier of January 1, 1998 or the acquisition of Sepracor or the Company (the "Effective Period"). The Company had granted to Sepracor an exclusive license to the transferred technology for the development, manufacture, use or sale of any products within the field of chiral synthesis, chiral separations and the development, manufacture, use or sale of chiral drugs and chiral drug intermediates, as well as a non-exclusive license to the transferred technology for the development, manufacture, use or sale of any products outside of the Company Field. All licenses were royalty-free. Sepracor had also granted the Company a right of first refusal to any product, which Sepracor proposed to sell, or license a third party to sell during the Effective Period, for use within the Company Field. The Technology Transfer and License Agreement expired on January 1, 1998 pursuant to its terms and the Company does not expect such termination to have a material effect upon its business, future operating results or financial condition.

     In addition, beginning in April 1998, Sepracor will be entitled to certain rights with respect to the registration under the Securities Act of 1933, as amended, of a total of 3,000,000 shares of Common Stock. These rights provide that Sepracor may require the Company, on two occasions, to register shares having an aggregate offering price of at least $5,000,000, subject to certain conditions and limitations.

E.    Accounts Receivable

     The Company's 1997 and 1996 trade receivables primarily represent amounts due for product sales. The allowance for doubtful accounts was $25,000 and $10,000 at December 31, 1997 and 1996, respectively.

     The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

F.    Inventories

      Inventories consist of the following at December 31:

(In thousands)                          1997             1996
                                        ----             ----

Raw materials                             -             $ 240
Work in progress                          -               122
Finished goods                           158               14
                                       -----            -----

                                       $ 158            $ 376
                                       =====            =====

G.    Property and Equipment

      Property and equipment consists of the following at December 31:

(In thousands)                          1997             1996
                                        ----             ----
Laboratory and
      manufacturing
      equipment                        $ 894          $ 1,308

Leased laboratory and
      manufacturing
      equipment                          842              889

Office equipment                         742              723

Leasehold improvements                   698              698
                                      ------            -----

                                       3,176            3,618

Accumulated depreciation
      and amortization                (1,771)          (1,421)
                                      -------          -------

                                       1,405            2,197
Construction in progress                  73               48
                                      ------               --

                                     $ 1,478          $ 2,245
                                     -------          -------

     Depreciation and amortization expense was $548,000, $622,000 and $269,000, in 1997, 1996 and 1995, respectively. In conjunction with its determination to discontinue manufacture of the LeukoNet System, provision for impairment of $475,000 for manufacturing and related assets was recorded.

     Accumulated amortization of assets under lease was $481,000 and $278,000 as of December 31, 1997 and 1996, respectively.

H.    Commitments, Contingencies and Accrued Expenses

      Accrued Expenses consist of the following at December 31:

                                                1997         1996
      (In thousands)

      Compensation                            $  440       $  344
      Fees                                       185          300
      Interest on notes payable                  347          -
      Customer refunds                           170          162
      Services                                   500          767
      Miscellaneous                              204          -
                                              ------       ------
                 Total Accrued Expenses       $1,846       $1,573
                                              ------       ------

      Lease Obligations

     The Company leased certain laboratory, research and office space from Sepracor through 1995. In 1995, the Company executed a lease for these facility requirements which commenced in February 1996 and extends through February 2004. The lease provides for two five year renewal options. Under the terms of the lease, the Company is required to pay its allocated share of taxes and operating costs in addition to the base annual rent. In March 1997, the Company exercised its right, under the lease, to have a portion of its leasehold improvements financed and received $140,000 in connection with this arrangement. This amount will be repaid in 60 equal monthly installments with an interest rate of 12% per annum. As of December 31, 1997 there was a balance of $109,000 remaining to be paid on this note.

     In 1994, the Company, in collaboration with Sepracor and certain of its other subsidiaries, executed an equipment leasing arrangement that provided for a total of $2,000,000 to these companies for purposes of financing capital equipment. In October 1996, the Company executed a separate follow-on equipment leasing arrangement that provided $1,100,000 of equipment financing through March 31, 1997. The Company also executed a leasing arrangement with another leasing company that provides for a total of $100,000 of equipment financing. The Company leases various laboratory, manufacturing and computer equipment under noncancellable capital leases. Terms of arrangements with the two leasing companies contain bargain purchase provisions at the expiration of the lease term which range from 24 months to 42 months. In some instances, the Company is required to make a deposit of 20% of the original equipment cost, which earns interest at an annual rate of 4%. Under certain circumstances, Sepracor is the guarantor of debt incurred to acquire equipment under the leasing facilities. The interest rate charged on the Company's capital leases ranges from 14% to 21%.

     Future minimum payments under all noncancellable leases in effect at December 31, 1997 are as follows:

                   (In thousands)                   Operating            Capital
                   Year                                Leases             Leases

                   1998                               $   214            $   310
                   1999                                   234                257
                   2000                                   236                 79
                   2001                                   236                 -
                   2002                                   236                 -
                   Thereafter                             279                 -
                                                     --------           -------

                   Total minimum
                     lease payments                    $1,435                646
                                                       ------

                   Less amount
                     representing interest                                    90
                   Present value of minimum                               ------
                     lease payments                                       $  556
                                                                          ------

Based on the borrowing rates currently available to the Company for capital leases with similar terms and average maturities, the fair value of capital leases approximates the carrying value.

     The total charged to rent expense for all noncancellable leases including amounts for building maintenance, utilities and other operating costs was $803,000, $903,000 and $527,000, in 1997, 1996 and 1995, respectively.

     In June 1994, the Company executed an agreement with a third party to license certain technology. The Company agreed to pay license and consulting fees of $1,200,000 payable in four equal annual installments, and royalties for commercial sale of any product incorporating this technology to the third party pursuant to the terms of the agreement. As of December 31, 1997, all license and consulting fees pursuant to that agreement have been paid and charged to expense.

I.    Convertible Subordinated Note Payable

     In January 1997, the Company entered into a Restructuring Agreement of the debt related to the Denmark Acquisition. Pursuant to the Restructuring Agreement, approximately $23,000,000 of indebtedness owed to Novo Nordisk was restructured by way of issuance by the Company to Novo Nordisk of a 12% convertible subordinated promissory note in the principal amount of approximately $11,700,000, which was due and payable on December 31, 2001, with interest payable quarterly (provided that up to approximately $3,000,000 would be forgiven in certain circumstances). Approximately $8,500,000 of the reduction of such indebtedness was forgiven. The remainder of the reduction represented a net amount due from Novo Nordisk to the Company related to various service arrangements between the two companies. The amount included in the balance sheet at December 31, 1997 and 1996 includes the effect of the Restructuring Agreement net of the $3,000,000 contingency amount to reflect the most probable result of the Company's decision to exit the plasma business. In December 1997, the Company notified the holder of the note of its intent to convert in January 1998, $8,687,000 of debt, which it believes was the entire amount outstanding as of the date of conversion. On January 6, 1998, the Company converted the note, pursuant to its terms, into shares of Common Stock at a conversion price of $10.50 per share, or 827,375 shares. The holder of the note has contested the conversion of the note, including the forgiveness of the $3,000,000 amount. The Company believes that such claims are without merit.

J.    Segment Information

     The Company operates exclusively in the blood purification business, which the Company considers to be one business segment.

Revenues from significant unaffiliated customers are as follows:

Year Ended December 31:                1997            1996            1995
                                       ----            ----            ----

A.                                     -               -                36%
B.                                      86%             83%            -


K.    Stockholders' Equity (Deficit)

Stock Option Plans

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123), encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

      The Company has two stock options plans currently in effect under which future grants may be issued: the 1994 Stock Option Plan, as amended, and the 1994 Director Option Plan, as amended (collectively, the "Plans"). A total of 2,750,000 shares has been authorized by the Company for grants of options or shares, of which 639,000 are still available for grant. Stock Options granted during 1997 and 1996 generally have a maximum term of ten years and vest ratably over a period of two to five years.

     A summary of the Company's stock option activity for the years ended December 31 follows:

                                                       Number of Options                     Weighted Average
                                                          (In thousands)                       Exercise Price
-------------------------------------------------------------------------------------------------------------------
Outstanding at
      December 31, 1994                                              660                                 $  3.53
Granted                                                              467                                 $  4.50
Exercised                                                            (19)                                $  2.00
Terminated                                                          (158)                                $  8.27
                                                                  -------                                -------

Outstanding at
      December 31, 1995                                              950                                 $  3.25
Granted                                                            1,478                                 $ 12.87
Exercised                                                            (49)                                $  3.12
Terminated                                                            (6)                                $  2.88
                                                                 --------                                -------

Outstanding at
      December 31, 1996                                            2,373                                $   9.24
Granted                                                            1,262                                $   3.02
Exercised                                                            (24)                               $   2.25
Terminated                                                        (1,592)                                $ 12.06
                                                                  -------                                -------

Outstanding at
      December 31, 1997                                            2,019                                $   3.25


     At December 31, 1997, 1996 and 1995, respectively, there were 521,000, 277,000 and 144,000 options exercisable with a weighted average exercise price of $3.42, $2.88 and $2.47. The following table summarizes the status of the Company's stock options at December 31, 1997:

                              OPTIONS OUTSTANDING                                                   OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               Number
                                           Number           Weighted       Weighted        Exercisable          Weighted
                                       Outstanding As        Average       Average            As of              Average
                                         Of 12/31/97        Remaining      Exercise          12/31/97           Exercise
        Range of Exercise Prices       (In thousands)   Contractual Life    Price         (In thousands)          Price
       $  1.75    -      $   2.06            398              6.1         $  2.00              216               $  2.00
       $  2.56    -      $   3.38            981              8.6         $  2.85              223               $  3.28
       $  3.50    -      $   5.50            573              9.3         $  3.52               53               $  3.73
       $  8.38    -      $  16.25             67              8.1          $13.44               29                $14.14
                                          ------              ---          ------            -----               -------
                                           2,019              8.3         $  3.23              521               $  3.42

     The weighted average fair value at date of grant for options granted during 1997, 1996 and 1995 was $2.04, $8.77 and $2.98 per option, respectively. The fair value of these options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rate of 5.5%, 6.20% and 6.30%; dividend yields of 0% for all years; volatility factor of the expected market price of the Company's common stock of 75% for all years; and a weighted average expected life of the options of 5.5 years.

     During 1994 and prior to the Company's initial public offering, options to purchase 482,000 shares of Common Stock were granted under the Plans at an exercise price of $2.00 per share. The estimated fair market value on the date of grant was $4.00 per share. The Company recorded compensation expense of $309,000, $197,000 and $199,000 in 1997, 1996 and 1995, respectively, related to these options.

     In January 1998, the Company adopted a Stock Option Exchange Program. Upon employee consent, the program provides for the grant to each employee of a new stock option in exchange for the cancellation of the old stock option. The new stock option, granted at fair market value at date of issuance, will become exercisable for a number of shares of Common Stock equal to the number of shares covered by the old stock option.

     In 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, an aggregate of 100,000 shares of Common Stock may be purchased by employees at 85% of market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation as defined, subject to certain limitations. Options were exercised to purchase 42,183 shares for a total of $47,000 during the year ended December 31, 1997 and 17,793 shares for a total of $165,000 during the year ended December 31, 1996. At December 31, 1997, 29,163 shares of Common Stock were reserved for future issuance under the plan.

     Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below. The application of SFAS No. 123 to this employee stock purchase plan would not result in a significant difference from reported net income and earnings per share.

                                                                       1997             1996                  1995
                                                                       ----             ----                  ----
Net loss - as reported                                              $ (9,884)        $(40,598)             $(7,450)
Net loss - pro forma                                                $(10,415)        $(43,280)             $(7,750)
Net loss per share - as reported - basic and diluted                  $(1.22)        $  (5.03)             $ (1.20)
Net loss per share - pro forma - basic and diluted                    $(1.28)        $  (5.36)             $ (1.25)

     The pro forma effect on net income for 1997, 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

     In connection with the initial public offering, the Company granted to the underwriter an option to purchase 217,500 shares of Common Stock at an exercise price equal to 150% of the initial public offering price or $10.50 and subject to adjustment in certain circumstances. The option is exercisable at any time or from time to time after April 14, 1995 and before April 14, 1999. The option may be transferred in whole or in part at any time under specific conditions.

L.    Income Taxes

     The components of the Company's deferred tax assets and liabilities are as follows at December 31:


 (In thousands)                                      1997                1996
                                                     ----                ----

Deferred taxes:
   Assets
     Net operating loss carryforwards             $17,596             $10,505
     Loss on disposal of discontinued business          -               6,120
     Research and development expense
         capitalization                             3,271                   -
     Tax credit carryforwards                         762                 429
     Inventory reserves                               252                 326
     Deferred compensation                             36                 239
     Accrued charges not paid                         410                 193
     Other                                             23                  23
   Liabilities
     Property and equipment                          (153)                (78)
                                                 ---------            --------
                                                   22,197              17,757
Valuation allowance                               (22,197)            (17,757)
                                                 --------             --------
Net deferred taxes                               $     -              $      -
                                                 ========             ========

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets.

     The Company's statutory and effective tax rates were 34% and 0%, respectively, for both 1997 and 1996. The effective tax rate was 0% due to a net operating loss and the non-recognition of any net deferred tax asset. At December 31, 1997, the Company had federal and state tax net operating loss carryforwards (NOLs) of approximately $43,000,000 and $42,000,000, respectively, to offset future regular taxable earnings. The federal and state NOLs expire at various dates through 2012 and 2002, respectively. Federal and state tax credit carryforwards of approximately $443,000 and $319,000, respectively, expire at various dates from 2009 through 2012. Based upon the Internal Revenue Code and changes in company ownership, utilization of the Company's NOLs may be subject to an annual limitation.

M.    Employees' Savings Plan

     The Company has a 401(k) plan for all domestic employees. Under the provisions of the plan, employees may voluntarily contribute up to 15% of their compensation subject to statutory limitations. In addition, the Company can make a matching contribution at its discretion. In 1997 and 1996, the Company provided approximately $34,000 and $90,000 of matching contributions. There were no employer contributions to the plan in 1995.

N.    Litigation

     The Company is a defendant in two lawsuits brought by Pall Corporation ("Pall"). In complaints filed in February 1996 and November 1996, Pall alleged that the Company's manufacture, use and/or sale of the LeukoNet product infringes upon three patents held by Pall.

     On October 14, 1996, in connection with the first action concerning U.S. Patent No. 5,451,321 (the "'321 Patent"), the Company filed a motion for summary judgment of noninfringement. Pall filed a cross motion for summary judgment of infringement at the same time. In October 1997, the Eastern District of New York granted in part Pall's summary judgment motion relating to the '321 patent. The Company has agreed to terminate the manufacture, use, sale and offer for sale of the filter subject to the court's order. The court has not yet ruled on the validity of Pall's '321 patent claims, which HemaSure has asserted are invalid and unenforceable. No date has been set for the proceeding to determine the validity and enforceability of Pall's '321 patent claims.

     With respect to the second action concerning U.S. Patent Nos. 4,340,479 (the "'479 patent") and 4,952,572 (the "'572 patent"), the Company has answered the complaint stating that it does not infringe any claim of the asserted patents. Further, the Company has counterclaimed for declaratory judgment of invalidity, noninfringement and unenforceability of the '572 patent, and a declaratory judgment of noninfringement of the '479 patent, as a result of a license. Pall has attempted to withdraw the '479 patent from the second action.

     The Company believes, based on advice of its patent counsel, that a properly informed court should conclude that the manufacture, use and/or sale by the Company or its customers of the LeukoNet product does not infringe any valid enforceable claim of the three asserted Pall patents. However, there can be no assurance that the Company will prevail in the pending litigations, and an adverse outcome in a patent infringement action would have a material adverse effect on the Company's financial condition and future business and operations.

     On November 1, 1996, the Company filed a complaint in the Supreme Court, State of New York, County of New York, against P&U. In its complaint, the Company sought to receive damages arising out of the alleged breach by P&U of an agreement to sell to the Company P&U's plasma pharmaceutical business located in Stockholm, Sweden. The complaint sought compensatory, consequential and punitive damages. In September 1997, the Company reached an out-of-court settlement with P&U. The terms of settlement included a cash payment to the Company and the granting of an option to P&U to license, on a non-exclusive basis, certain intellectual property held by the Company and its subsidiaries relating to plasma fractionation. The cash payment was recognized as other income in 1997.